Exhibit 99.1
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the shareholders of CNOOC Limited (the “Company”) will be held on 29 May 2008, at 3:00 p.m. at Four Seasons Hotel, 8 Finance Street, Central, Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited Statement of Accounts together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2007.

2.	To declare a final dividend for the year ended 31 December 2007.

3.	To re-elect retiring Directors, elect a new Director and to authorise the Board of Directors to fix the remuneration of each of the Directors.

The Directors to be re-elected and elected are as follows:

Fu Chengyu

Born in 1951, Mr. Fu received a B.S. degree in geology from the Northeast Petroleum Institute in China and a Master’s degree in petroleum engineering from the University of Southern California in the United States. He has over 30 years of experience in the oil industry in the PRC. He previously worked in China’s Daqing, Liaohe and Huabei oil fields. He joined China National Offshore Oil Corporation (“CNOOC”), the controlling shareholder of the Company, in 1982 and was the Chairman of the Management Committees formed through joint ventures between CNOOC and Amoco, Chevron, Texaco, Phillips Petroleum, Shell and Agip respectively. From 1994 to 1995, Mr. Fu was the Deputy General Manager of CNOOC Nanhai East Corporation, a subsidiary of CNOOC. In December 1995, he was appointed as the Vice President of Phillips China Inc. and the General Manager of the Xijiang Development Project. In 1999, Mr. Fu was appointed as the General Manager of CNOOC Nanhai East Corporation. In 2000, Mr. Fu became the Vice President of CNOOC. Subsequently, he became the Executive Vice President, President and Chief Operating Officer of the Company in 2001. Mr. Fu became the President of CNOOC in October 2003 and the Chairman of the Board of Directors and Chief Executive Officer of the Company with effect from 16 October 2003.

He also serves as the Chairman of the Board of Directors of CNOOC China Limited and CNOOC International Limited, both being subsidiaries of the Company. Mr. Fu is the Chairman of China Oilfield Services Limited, a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange, and a subsidiary of CNOOC. He was an independent director of Suntech Power Holdings Co., Ltd., a NYSE-listed company from December 2005 to October 2007. He is also a Chairman of the Presidium of China Federation of Industrial Economics and the Vice-chairman of China Chamber of International Commerce. Mr. Fu was appointed as an Executive Director of the Company with effect from 23 August 1999.

Save as aforesaid, Mr. Fu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 18,541,000 share options in the Company, Mr. Fu has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Fu, Mr. Fu’s emoluments comprise an annual director’s fee of HK$950,000 before Hong Kong tax, an annual salary of HK$3,120,000 before Hong Kong tax, plus performance-based bonuses. The emoluments of Mr. Fu were determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Fu’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination. Mr. Fu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

Zhou Shouwei

Born in 1950, Mr. Zhou received a doctorate degree from the Southwest Petroleum Institute in China and is a senior engineer. He joined CNOOC in 1982. Mr. Zhou served as the Deputy General Manager of CNOOC Bohai Corporation, a subsidiary of CNOOC and the General Manager of CNOOC China Limited Tianjin Branch. He was appointed as the Executive Vice President of the Company in September 1999 and the President of the Company in July 2002. Since 2000, Mr. Zhou has been the Vice President of CNOOC. Mr. Zhou serves as the Director and the President of CNOOC China Limited and the Director of CNOOC International Limited, both being subsidiaries of the Company. He also serves as the Chairman of CNOOC Southeast Asia Limited, a subsidiary of the Company since April 2003. Mr. Zhou became the Chairman of Offshore Oil Engineering Co., Ltd., a listed company on the Shanghai Stock Exchange and a subsidiary of CNOOC, on 6 December 2003. Mr. Zhou was appointed as an Executive Director of the Company with effect from 23 August 1999.

Save as aforesaid, Mr. Zhou does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 14,635,000 share options in the Company, Mr. Zhou has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Zhou, Mr. Zhou’s emoluments comprise an annual director’s fee of HK$950,000 before Hong Kong tax, an annual salary of HK$2,236,000 before Hong Kong tax, plus performance-based bonuses. The emoluments of Mr. Zhou were determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Zhou’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination. Mr. Zhou is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

Yang Hua

Born in 1961, Mr. Yang is a senior engineer and graduated from Petroleum University with a B.S. degree in Petroleum Engineering. He also received a MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 25 years experience in petroleum exploration and production. Mr. Yang spent the first-eleven year of his career with CNOOC Research Center to serve as a number of positions including the Director of Field Development Department, the Manager for Reservoir Engineering Department and the Project Manager. Mr. Yang then mainly was involved in international business, corporate finance and capital market in the Company and its subsidiaries. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of the Company and the Vice President of CNOOC International Limited, a subsidiary of the Company. In 1999, he became a Senior Vice President of the Company. From 2002 to 2003, he was Director and President of CNOOC Southeast Asia Limited, a subsidiary of the Company. Mr. Yang was appointed as the Chief Financial Officer of the Company with effect from 1 January 2005 as well as the Executive Vice President of the Company in December 2005. He also serves as the Assistant President of CNOOC and the Director of CNOOC Finance Corporation Limited, and the Director of CNOOC China Limited and CNOOC International Limited, both being subsidiaries of the Company. Mr. Yang was appointed as an Executive Director of the Company with effect from 31 August 2005.

Save as aforesaid, Mr. Yang Hua does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 9,837,000 share options in the Company, Mr. Yang has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Yang, Mr. Yang’s emoluments comprise an annual director’s fee of HK$950,000 before Hong Kong tax, an annual salary of HK$1,612,000 before Hong Kong tax, plus performance-based bonuses. The emoluments of Mr. Yang were determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Yang’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination. Mr. Yang is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

Lawrence J. Lau

Professor Lawrence J. Lau has been serving as Vice-Chancellor (President) of The Chinese University of Hong Kong since 1 July 2004. Born in 1944, Professor Lau graduated with a B.S. degree (with Great Distinction) in Physics and Economics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976 and the first Kwoh-Ting Li Professor in Economic Development at Stanford University in 1992. From 1992 to 1996, he served as a Co-Director of the Asia-Pacific Research Center at Stanford University, and from 1997 to 1999, as the Director of the Stanford Institute for Economic Policy Research. He became Kwoh-Ting Li Professor in Economic Development, Emeritus, at Stanford University in 2006. He is concurrently Ralph and Claire Landau Professor of Economics at The Chinese University of Hong Kong. Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited five books and published more than 160 articles and notes in professional journals. Professor Lau was awarded the degree of Doctor of Social Sciences, honoris causa, by the Hong Kong University of Science and Technology in 1999, and was conferred the degrees of Doctor, honoris causa, by Soka University and Doctor of Laws, honoris causa, by Waseda University in 2007. Professor Lau has been rendering academic and professional services to a large number of institutions. He is an Honorary Research Fellow of the Shanghai Academy of Social Sciences, and an Honorary Professor of the Institute of Systems Science at the Chinese Academy of Sciences, Jilin University, Nanjing University, Remin University of China, Shantou University, Southeast University and the School of Economics and Management, Tsinghua University. Professor Lau is a member of the 11th National Committee of the Chinese People’s Political Consultative Conference.

Professor Lau also serves as a member of the HKSAR Government’s Commission on Strategic Development, the Advisory Committee on Corruption of the Independent Commission Against Corruption, the Steering Committee on Innovation and Technology, the Exchange Fund Advisory Committee and its Currency Board Sub-Committee, and the Honours Committee. He was appointed a Justice of the Peace in July 2007. He also serves on the Boards of Directors of the Hong Kong Science and Technology Parks Corporation and the US-based Achievo Corporation, as well as those of the Far EasTone Telecommunications Co. Ltd. as an independent director and the Shin Kong Financial Holding Corporation as an independent supervisor, the latter two being companies listed in Taiwan. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from 31 August 2005.

Professor Lau does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Professor Lau has no interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service agreement between the Company and Professor Lau. Professor Lau’s emoluments comprise an annual director’s fee of HK$950,000 before Hong Kong tax. Professor Lau waived his emoluments for the year ended 31 December 2007. The emolument of Professor Lau was determined by reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Professor Lau is subject to the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders of the Company.

Wang Tao

Mr. Wang Tao was born in 1931. From 1954 to 1963, Mr. Wang studied at Moscow Institute of Oil in former Soviet Union and majored in Geological Mineralogy where he obtained his Deputy Doctoral degree. Mr. Wang is the Chairman of Chinese National Committee for World Petroleum Council, the Vice-chairman of Chinese-Arab Friendship Association and the Chairman of Chinese-Saudi Arabia Friendship Association. He also serves as the adjunct professor and/or doctoral advisor in several institutes such as China University of Petroleum. Mr. Wang has been working in oil and gas sector for more than fifty years. As of September 1963 he served the post of the Chief Geologist in Beijing Research Institute of Petroleum Science; as of May 1965 the Deputy Commander and Chief Geologist of the North China Oil Exploration Command Office; as of March 1970 the Secretary, the Deputy Director-General and Chief Geologist of Liao River Petroleum Exploration Bureau; as of November 1979 the Principal of the Preparation and Construction Office for the Pearl River Mouth Project in Command Office of South China Sea Oil Exploration; as of June 1983 the General Manger of CNOOC Nanhai East Corporation; as of June 1985 the Minister and Secretary of the Party Leadership Group of the Ministry of Petroleum Industry and as of May 1988 the General Manager and Secretary of the Party Leadership Group of China National Petroleum Corporation.

He was also a Member of the 12th, 13th and 14th Central Committees of the Communist Party of China, a Member of the Standing Committee of the 9th National People’s Congress, the Vice-chairman of the Environmental Protection and Resources Conservation Committee of the National People’s Congress. He also served successively as the Vice Chairman and Senior Vice Chairman of the World Petroleum Council from 1994 to 2005. Mr. Wang is the Executive Director of Sino Union Petroleum & Chemical International Limited which is listed in Hong Kong.

Mr. Wang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Wang has no interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service agreement between the Company and Mr. Wang. Mr. Wang’s emoluments in 2008 are expected to comprise of an annual director’s fee of HK$950,000 before Hong Kong tax. The emoluments of Mr. Wang will be determined by reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Wang is subject to the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

4.	To re-appoint the Company’s independent Auditors and to authorise the Board of Directors to fix their remuneration.

B.      As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.	“THAT:

(a)
subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and The Stock Exchange for this purpose (“Recognised Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”), or of any other Recognised Stock Exchange and the articles of association (the “Articles”) of the Company, be and is hereby generally and unconditionally approved;

(b)
the aggregate nominal amount of shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of the Company to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

2.	“THAT:

(a)
subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)
the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)
the aggregate nominal amount of share capital of the Company allotted or agreed conditionally or unconditionally to be allotted, issued or dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)
an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

(iii)	an issue of shares pursuant to the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Company; or

(v)
any adjustment, after the date of grant or issue of any options, rights to subscribe or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of the Company to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in or in any territory outside Hong Kong).”

3.	“THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Directors to allot, issue and deal with additional shares of the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate nominal amount of the shares in the capital of the Company which are repurchased by the Company pursuant to and since the granting to the Company of the general mandate to repurchase shares in accordance with resolution numbered B1 set out in this notice, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution.”

By Order of the Board
CNOOC Limited
Kang Xin
Company Secretary

Hong Kong, 11 April 2008

Registered office:
65th Floor,
Bank of China Tower,
1 Garden Road,
Hong Kong.

Notes:

1.
Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.
In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

3.
Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.
Where there are joint registered holders of any share of the Company, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the meeting personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such share will alone be entitled to vote in respect thereof.

5.
With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to repurchase shares to be given to the Directors. The Directors wish to state that they have no immediate plans to repurchase any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.
With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to allot, issue and deal with shares to be given to the Directors. The Directors wish to state that they have no immediate plans to allot or issue any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Listing Rules.

7.
With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Directors to allot and issue shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8.	For the sake of good corporate governance practice, the Chairman intends to demand voting by poll for all the resolutions set out in the notice of the annual general meeting.

9.
The register of members of the Company will be closed from 22 May 2008 (Thursday) to 29 May 2008 (Thursday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends and to attend the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on 21 May 2008 (Wednesday).

As at the date of this announcement, the Board comprises:

Executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Guangqi Yang Hua Non-executive Directors Luo Han Cao Xinghe Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Evert Henkes Lawrence J. Lau Tse Hau Yin, Aloysius